SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.4 )(1)


                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5321691090
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew H. Baker
                          Life Sciences Research, Inc.
                                 P. O. Box 2360
                                  Mettlers Road
                            East Millstone, NJ 08875
                                 (732) 873-2550
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 14, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew H. Baker

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER          2,311,060

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER       236,583

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER   2,074,477
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,311,060

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER         1,874,477

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER               0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER            0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER  1,874,477
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,874,477

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5321691090                  13D/A
________________________________________________________________________________
Item 1.  Security and Issuer.

     Class of Securities: Voting Common Stock, $.01 par value per share (the "Common Stock")

     Issuer: Life Sciences Research, Inc. (the "Issuer" or the "Company"), P.O. Box 2360, Mettlers Road, East Millstone, NJ 08875

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Names:    Andrew H. Baker ("Baker")
                    Focused Healthcare Partners, LLC  ("FHP LLC")

     (b)  Business Address:   Andrew H. Baker
                              c/o Life Sciences Research, Inc.
                              P.O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, LLC
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

     (c)  Principal Occupation or Employment:

          Baker:    Chairman and CEO of the Issuer
          FHP LLC:  Investments

     (d)  Criminal Convictions:  None.

     (e)  Civil Adjudication of Violation of Securities Laws:  None.

     (f)  Citizenship:   Baker:    United Kingdom citizen
                         FHP LLC   New Jersey limited liability company

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

(a)-(j) This filing is being made to report the pledge as of June 14, 2005 (the "Pledge") to Lamgrove Investments Limited ("Lender") by Baker and FHP LLC of the beneficial ownership of an aggregate of 2,074,477 shares of LSR common stock as security for a loan taken by an affiliate of Baker from such Lender in connection with such affiliate's purchase from and leaseback to the Company of the Company's three operating properties. Pursuant to such Pledge, Baker and FHP LLC retain voting rights over such shares but are not free to dispose of such shares without the consent of the Lender. Of such pledged shares, 200,000 are deemed to be beneficially owned by Baker by virtue of stock option agreements he has entered into with the Company and 1,874,477 are deemed to be beneficially owned by FHP LLC (410,914 pursuant to a warrant agreement with the Company and the remainder through direct share ownership).


________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership by the Reporting Persons:

                                      Number of Shares
                                      ----------------
      Baker:
          Aggregate number of shares: 2,311,060
          Percentage:                      17.6%

     FHP LLC:
          Aggregate number of shares: 1,874,477
          Percentage                       14.2%

All of the above percentages are calculated on the basis of 12,523,301 outstanding shares of Common Stock, as reported in the Company's Form 10-Q for the quarter ended March 31, 2005, plus 410,914 shares subject to a presently exercisable warrant held by FHP LLC to purchase 410,914 shares of Common Stock and 200,000 shares subject to a presently exercisable option to purchase 200,000 shares of Common Stock held by Baker, being deemed outstanding.

     (b)  Baker:
          Sole Voting Power:           2,311,060
          Shared Voting Power:                 0
          Sole Dispositive Power:              0
          Shared Dispositive Power:    2,311,060

          FHP LLC:
          Sole Voting Power:           1,874,477
          Shared Voting Power:                 0
          Sole Dispositive Power:              0
          Shares Dispositive Power:    1,874,477


     (c) Effective as of June 14, 2005, Baker and FHP LLC effected the Pledge. See Item 4 above.

     (d)  Not applicable.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective as of June 14, 2005, Baker and FHP LLC effected the Pledge. See Item 4 above.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 15, 2005
                                        ----------------------------------------
                                                         (Date)

                                          /s/ Andrew H. Baker
                                        ----------------------------------------
                                              (Signature)

                                              Andrew H. Baker
                                        ----------------------------------------
                                              (Name/Title)



                                        Focused Healthcare Partners LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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